Exhibit 3.242

CERTIFICATE OF FORMATION

of

TELECHECK ACQUISITION LLC

                This Certificate of Formation of TeleCheck Acquisition LLC (the “LLC”), dated as of April 11, 2002 is being duly executed and filed by Affan Arain, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

                FIRST.                    The name of the limited liability company formed hereby is TeleCheck Acquisition LLC.

                SECOND.               The address of the registered office of the LLC in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is Corporation Service Company.

                IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Affan Arain
Name:	Affan Arain
Title:	Authorized Person